EXHIBIT 77H

FOR RIVERSOURCE U.S. GOVERNMENT MORTGAGE FUND:

During the six-month period ended May 31, 2009, the Fund served as an underlying investment of affiliated funds-of-funds. The RiverSource Income Builder funds and RiverSource Investments, LLC and RiverSource Life Insurance Company, through their initial capital investments, were owners of record of more than 25% of the outstanding shares of the Fund.